UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date February 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 19, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS RESOLUTION

The Board of Directors of Bancolombia S.A. (“Bancolombia”) renewed the authorization granted to Directors Silvina Vatnick and Arturo Condo in 2024 to proceed with the settlement of their rights in the Institutional Fund managed by Administradora de Fondos de Pensiones y Cesantía Protección S.A. (“Protección”), whose investment is primarily in Bancolombia shares, with respect to the contributions that meet the required holding period in 2025.

In addition, the Board of Directors of Bancolombia has authorized these Directors to provide an irrevocable instruction to Protección to the effect that for all contributions that comply with the holding period during 2025, Protección initiate the settlement and transfer process to the Directors, on the date that such holding period is met.

With this authorization, the procedure for trading shares of Bancolombia by directors is being complied with in advance, including the observance of periods in which the directors may not trade Bancolombia shares. This procedure is available at www.grupobancolombia.com, in the Corporate Governance section.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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